

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2012

Via E-mail
Mackie Barch
President, Chief Executive Officer and Chairman
Sunpeaks Ventures, Inc.
9337 Fraser Avenue.
Silver Spring, MD 20910

> **Re: Sunpeaks Ventures, Inc.**
> **Current Report on Form 8-K**
> **Filed February 17, 2012**
> **File No. 000-54523**

Dear Mr. Barch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forward Looking Statements, page 2

1. We note your statement that the report includes forward-looking statements. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please explain supplementally or either:

    - delete any references to the Private Securities Litigation Reform Act; or
    - make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

2.   Please provide clear disclosure of the amount of debt that was owed in each of the settlement agreements. In addition, please clarify when you intend to issue common stock to Whetu under the settlement agreement described on page 3. Also, file the agreement as an exhibit. The exhibits index indicates Exhibit 10.11 was filed with this Form 8-K. However, we are unable to locate this exhibit.

Business, page 4

3.   Please provide the basis for the statement that you are "focused on originating a high volume of special orders from a wide customer base." It appears, based upon the financial statements, that you have only generated a small amount of revenues.

4.   Please expand your disclosure regarding hard-to-find and specialty drugs to clarify how these drugs differ from each other and other drugs distributed to the healthcare provider market.

5.   Please disclose the percentage of revenue generated by each class of your products or services, including specialty drugs, for your most recent fiscal periods.

6.   Please describe your relationship with Healthrite Pharmaceuticals referenced on page 8 of Exhibit 99.1 and page 6 of Exhibit 99.2 including how you act as agent in the revenue process. In addition, it would appear disclosure should also be provided in the related party transactions section, as required by Item 404 of Regulation S-K.

Distribution Services, page 4

7.   Please expand your description of your customers to describe the type of customers who purchase the products you distribute. Clarify how you distribute your products, as required by Item 101(h)(4)(ii) of Regulation S-K.

8.   We note your intention to establish direct sourcing relationships with manufacturers. Please describe your current established vendor relationships. For example, do they include product distribution agreements referenced for your competitors on page 5. Also, identify your principal suppliers and file all material agreements with principal suppliers as exhibits. Refer to Item 101(h)(4)(v) of Regulation S-K.

9.   Please explain what you mean by their quota-like system of allocation at the end of page 4.

Clotamin, page 5

10.   Please revise your disclosure regarding your rights, title and interest to Clotamin to clarify whether and what intellectual property rights you have in addition to the trademark described on page 7.

11.   Please provide an expanded description of your arrangements for the manufacture and distribution of Clotamin. Also, clarify where you maintain the inventory disclosed on your balance sheet.

Sourcing and Distribution Services, page 5

12.   Please discuss your competitive position in the industry. For instance, clarify whether your competitors are generally more established companies, with greater financial resources and longer operating histories. See Item 101(h)(4)(iv) of Regulation S-K. In addition, please provide disclosure regarding your competitors for each of the two separate portions of your business.

13.   Disclose the material terms of the agreement with NCPA and file the agreement as an exhibit.

14.   Clearly disclose the portion of proceeds that are given to NBCA.

Government Approval and Regulations, page 6

15.   Please identify the states where you are seeking approval to distribute and disclose the status of the approval in those states. We also note the reference on page five to obtaining federal licenses as a barrier to entry. Please provide clear disclosure of any federal licensing. Refer to Item 101(h)(4)(viii) of Regulation S-K.

16.   Please reconcile your disclosure in this section of the effect of government regulations on your business with your disclosure in the risk factor on page 10. We note, for example, the references to the Drug Enforcement Administration, HHS and CMS on page 10 that are not discussed in the description of your business. Also, if you elect to use acronyms in your disclosure please explain these terms.

17.   Given the references to reimbursement risk on page 10, please tell us why you do not include a discussion of the regulations relating to reimbursement that affect your business in this section.

Employees, page 7

18.   Please disclose the number of full-time employees of the company, in addition to the total employees. See Item 101(h)(4)(xii) of Regulation S-K. Such numbers should include the company as a whole, including any subsidiaries.

Risk Factors, page 8

19.   Please address your limited operating history, your minimal revenues, your continuing losses, your insufficient insurance and your plans to issue additional equity securities in your risk factors or tell us why you believe such disclosure is not required.

Management's Discussion and Analysis…, page 11

20.   Please revise this entire item to include an analysis of the results of operations, liquidity and financial condition of HDS for the applicable periods instead of the discussion relating to the shell company, Sunpeaks Ventures, Inc.

Liquidity and Capital Resources, page 12

21.   Please expand the page 13 discussion of your liquidity requirements and capital resources to further address, in quantified terms, your sources of cash, indebtedness, including the terms of any line of credit, and cash requirements. We note your cash amounts disclosed in the balance sheet of Healthcare Distribution Specialists as of September 30, 2011 and the cash amounts disclosed in the balance sheet of Sunpeaks Ventures, Inc. as of December 31, 2011, and the significantly larger current liabilities disclosed on those balance sheets.

Future Financings, page 13

22.   Given your financial condition and your intention to fund your business through additional equity financing, please expand your disclosure in this section to address whether you have any specific plans to raise additional capital through equity transactions.

Directors and Executive Officers, page 15

23.   Please revise the business experience for Mr. Barch to disclose the business activities associated with HDS.

Summary Compensation Table, page 17

24.   Please revise the summary compensation table to include any compensation paid to Mr. Barch from HDS.

Certain Relationships and Related Transactions, page 17

25.   Please provide the disclosure required by Item 404 of Regulation S-K for all related party transactions. We direct your attention to footnote seven to the financial statements.

26.   Please identify the specialty pharmacy owned by Mr. Barch and disclose the amount involved in the transaction, as required by Item 404(a)(3) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 18

27.   Please reconcile the statement that your common stock is quoted on the OTCBB with the statement in the following paragraph that "as of February 16, 2012, the Company has not

begun trading on the OTCBB." In addition, please provide the disclosure required by Item 201(a)(iii) of Regulation S-K.

Recent Sales of Unregistered Securities, page 19

28. Please provide the complete description of your sales of unregistered securities for the past three years as required by Item 701 of Regulation S-K in this section.

Description of the Registrant's Securities, page 19

Class A Preferred Stock, page 20

29. Please describe the material terms of your preferred stock.

Financial Statements and Exhibits, page 23

30. Please tell us where you have filed the agreement governing your line of credit referenced on page 2 of Exhibit 99.2 as an exhibit, or tell us why you have not filed such agreement.

Change in Year-End

31. Please tell us whether your fiscal year-end will remain June 30, 2011 or whether you have adopted December 31, the fiscal year-end of Healthcare Distribution Specialists Inc. (HDS), as your year-end. If your fiscal year-end has changed, please include the appropriate disclosure under Item 5.03.

Exhibit 99.1

Amerisure Pharmaceuticals LLC Financial Statements

For Fiscal Years Ended December 31, 2010 and 2009

General

32. Please note that financial statements of HDS as of and for the year ended December 31, 2011 are due 90 days after its year-end or March 30, 2012. Please file an amended 8-K on or after that date to provide the updated financial statements to ensure there is no lapse in reporting for the acquired entity.

33. Please label the financial statements as Healthcare Distribution Specialists, Inc. or clearly indicate in Note 1 to the financial statements that the name has changed to Healthcare Distribution Specialists, Inc.

Notes to Financial Statements

Note 2. Significant Accounting Policies, page 7

(g) Revenue Recognition, page 8

34.   You disclose on page 17 that a specialty pharmacy owned by Mr. Barch purchases pharmaceuticals directly from manufacturers and then resells the products to Healthcare Distribution Specialists. Please identify this specialty pharmacy and disclose how HDS accounts for and reports these purchases in the financial statements.

35.   We note that the inventory of HDS is purchased by another entity on its behalf and then sold by HDS to third parties on behalf of presumably yet another entity. These transactions have a significant effect upon the financial statements of HDS. Please explain to us why you believe the existing financial statement presentation is more meaningful than a consolidated presentation including the two specialty pharmacies that would present the transactions with third parties on the face of the financial statements. In addition, please provide us with the amount of revenue and cost of sales that HDS is netting for each year for which a statement of operations is presented.

Exhibit 99.2

Healthcare Distribution Specialists, Inc. Financial Statements

For the Interim Periods ended September 30, 2011 and 2010

Notes to the Financial Statements

Note 2. Significant Accounting Policies, page 5

(k). Inventory, page 7

36.   Disclose the balance of any inventory reserves recognized in the financial statements.

Note 3. Business Combination

37.   Please identify the nature of the relationship with the family member who owned 56% of GNR.

38.   If HDS's acquisition of GNR on August 1, 2011 was an acquisition of entities under common control, please revise to consolidate GNR on a retroactive basis beginning with the first date as of which financial statements of HDS are presented. Please refer to FASB ASC 805-50-45-2.

Pro Forma Financial Statements

39.   Please provide pro forma financial statements as required under Rule 8-05 of Regulation S-X to give effect to the acquisition of HDS by Sunpeaks Ventures, Inc. Please also disclose the accounting for this transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director

cc: (via e-mail) Gregg Jaclin, Esq.